SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For May 30, 2008

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Reconciliation of Total Revenues to Premiums Written for the Three Month Periods Ended March 31, 2008 and 2007

The Allianz Group uses total revenues in its analysis and discussion of the consolidated results of operations. Total revenues is a “non-GAAP financial measure” as defined by the rules of the SEC, which management uses to assess and measure the top line results of the core businesses within the Allianz Group. Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. By providing a top line measure of sales revenues from the insurance products and financial services provided by all of the various core businesses of the Allianz Group, total revenues provide useful information to the investor.

The following table reconciles total revenues to premiums written, the most comparable IFRS measure.

Q1 2008	PC	LH	Banking	AM	Cons	Group
Premiums written	13,710	5,764	—	—	(6)	19,468
Add: Deposit premium for unit-linked products	—	6,563	—	—	117	6,680

Total revenues P-C and L/H	13,710	12,327	—	—	111	26,148
Add: Interest and similar income	—	—	2,238	28	—	2,266
Less: Interest expense	—	—	(1,542)	(9)	—	(1,551)
Add: Fee and commission income	—	—	784	986	—	1,770
Less: Fee and commission expense	—	—	(140)	(280)	—	(420)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	(562)	(4)	—	(566)
Other income	—	—	—	6	—	6

Total revenues Banking and Asset Management	—	—	778	727	—	1,505

Total revenues	13,710	12,327	778	727	—	27,653

Q1 2007	PC	LH	Banking	AM	Cons	Group
Premiums written	14,111	5,395	—	—	(3)	19,503
Add: Deposit premium for unit-linked products	—	6,931	—	—	8	6,939

Total revenues P-C and L/H	14,111	12,326	—	—	5	26,442
Add: Interest and similar income	—	—	2,209	33	—	2,242
Less: Interest expense	—	—	(1,281)	(11)	—	(1,292)
Add: Fee and commission income	—	—	978	1,073	—	2,051
Less: Fee and commission expense	—	—	(146)	(327)	—	(473)
Income from financial assets and liabilities designated at fair value through income (net)	—	—	341	7	—	348
Other income	—	—	—	5	—	5

Total revenues Banking and Asset Management	—	—	2,101	780	—	2,881

Total revenues	14,111	12,326	2,101	780	—	29,323

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008

ALLIANZ SE

By:	/s/ Burkhard Keese
Name:	Burkhard Keese
Title:	Executive Vice President Group Financial Reporting

By:	/s/ Dr. Susanne Kanngiesser
Name:	Dr. Susanne Kanngiesser
Title:	Executive Vice President Chief Accountant Group Accounting